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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- ~~A013620-J~~ 29393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEITMAN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 NORTH WACKER DRIVE - SUITE 2500
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS D. McCARTHY, MANAGING DIRECTOR (312) 541-6744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 EAST RANDOLPH DRIVE	CHICAGO	ILLINOIS	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm 3/15

OATH OR AFFIRMATION

I, THOMAS McCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEITMAN SECURITIES LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature THOMAS McCARTHY

MANAGING DIRECTOR

Title


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
SUSAN M WHELIHAN
MY COMMISSION EXPIRES
NOVEMBER 20, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

HEITMAN SECURITIES LLC

Financial Statements and Supplementary Schedules

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

HEITMAN

A REAL ESTATE INVESTMENT MANAGEMENT FIRM

Heitman Securities LLC

February 26, 2013

VIA UNITED PARCEL SERVICE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA UNITED PARCEL SERVICE

Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Blvd., Suite 900
Chicago, IL 60604

RE: Heitman Securities LLC

Ladies and Gentlemen:

In accordance with the provisions of Rule 17a-5 under the Securities Exchange Act of 1934, enclosed please find appropriate copies of the annual audit report ("Report") pursuant to paragraph (d) of the referenced rule. Two manually executed copies of the Report are being filed with the commission at its principle office in Washington, D.C. One manually executed copy if being filed with the Commission at the Chicago Regional Office.

Additionally, copies of the Report have been forwarded, in accordance with the Rule, to the Financial Industry Regulatory Authority, the sole self-regulatory organization of which Heitman Securities LLC is a member.

We appreciate your courtesy and cooperation in acknowledging receipt of this letter and its enclosures by signing and returning the enclosed copy of this letter in the return envelope. Please feel free to call on me if you have any questions.

Very truly yours,



Thomas McCarthy
Managing Director

TM/df

Heitman • 191 N. Wacker Drive Suite 2500 • Chicago IL 60606
Direct Dial 312-541-6744 • Fax 312-541-6789 • thomas.mccarthy@heitman.com

ENCLOSURES

cc: Michele L. Gibbons, Esq.
Jones Day
717 Texas, Suite 3300
Houston, TX 77002-2712

ACKNOWLEDGED AND RECEIVED:

____

____
Date

Heitman • 191 N. Wacker Drive Suite 2500 • Chicago IL 60606
Direct Dial 312-541-6744 • Fax 312-541-6789 • thomas.mccarthy@heitman.com

HEITMAN SECURITIES LLC

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Heitman Securities LLC:

We have audited the accompanying financial statements of Heitman Securities LLC (the Company) (a wholly owned subsidiary of Heitman Financial Services LLC), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Heitman Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules I, II, and III have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I, II, and III are fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2013

HEITMAN SECURITIES LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	70,671
Due from Heitman Financial Services LLC (the parent)		248,396
Investment in stock		7,536
Other assets		2,861
Total assets	$	329,464

Member's Equity

Member's equity	$	329,464
Total member's equity	$	329,464

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Operations

Year ended December 31, 2012

Revenue:	
Gain on investment	$ 183
Total revenue	183
Expenses:	
Audit fees	11,000
Corporate allocation	34,000
Other	10,360
Total expenses	55,360
Net loss	$ (55,177)

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2012

Balance – December 31, 2011	$	384,641
Net loss		(55,177)
Balance – December 31, 2012	$	329,464

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2012

Cash flows used in operating activities:		
Net loss	$	(55,177)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in due from Heitman Financial Services LLC		55,156
Increase on investment in stock		(183)
Increase in other assets		(380)
Net cash used in operating activities		(584)
Net decrease in cash and cash equivalents		(584)
Cash and cash equivalents at beginning of year		71,255
Cash and cash equivalents at end of year	$	70,671

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Notes to Financial Statements

December 31, 2012

(1) Summary of Significant Accounting Policies

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are Old Mutual (HFL) Inc., a wholly owned subsidiary of Old Mutual (US) Holdings Inc., and KE I LLC, a limited liability company consisting of employees of HLLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing interests in limited partnerships and similar vehicles sponsored by such affiliates.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(d) Revenue Recognition

Fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved.

(2) Income Taxes

The Company is a single-member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. HFSL, the sole member of the Company, is also a disregarded entity for income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2012.

(3) Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had net capital of $76,164, which was $71,164 in excess of its required capital of $5,000. The Company did not have any indebtedness at December 31, 2012.

(5) Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. Pursuant to Financial Accounting Standards Board Accounting Standard Codification 820, *Fair Value Measurements*, the Company values its investment in stock using market quotations that are considered to be Level 1 inputs.

(6) Transactions with Affiliates

(a) Due from Parent

On February 26, 1999, the Company made a noninterest-bearing loan to HFSL that is repayable on demand but in no event later than December 31, 2013. The noninterest-bearing loan totaled $248,396 as of December 31, 2012 and is reflected as due from HFSL in the accompanying statement of financial condition.

(b) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2012, the Company is allocated a share of these costs as follows:

Overhead costs:		
Wages and related expenses	$	5,409
Professional fees		285
Telephone		142
Office supplies		107
Equipment rental and repairs		107
Insurance and taxes		178
Postage and freight		71
Miscellaneous other		107
Rent		569
Depreciation and amortization		142
Total overhead allocated		7,117

(Continued)

Compliance coordinator	$	21,190
AML compliance activities		5,693
Total annual charges	$	34,000

These costs are considered noninterest-bearing loans that are repayable on demand but in no event later than December 31, 2013. The $34,000 of allocated costs for 2012 served to reduce the due from HFSL.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

(7) Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(8) Subsequent Events

Subsequent to December 31, 2012 and through February 27, 2013, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Schedule I

HEITMAN SECURITIES LLC

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Total member's equity	$	329,464
Less nonallowable assets		251,257
Net capital before haircuts		78,207
Haircuts on exempt securities (cash equivalents)		913
Haircuts on other securities		1,130
Net capital		76,164
Net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)		5,000
Excess net capital	$	71,164
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012, which was filed on January 24, 2013.

See accompanying report of independent registered public accounting firm.

Schedule II

HEITMAN SECURITIES LLC

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III

HEITMAN SECURITIES LLC

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Heitman Securities LLC:

In planning and performing our audit of the financial statements of Heitman Securities LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013